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                             February 2, 2021

       Jason Chang
       Chief Executive Officer
       Sunstock, Inc.
       111 Vista Creek Circle
       Sacramento, California 95835

                                                        Re: Sunstock, Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed January 22,
2021
                                                            File No. 000-54830

       Dear Mr. Chang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Information Statement on Schedule 14C filed January 22, 2021

       The Company and the Proposals, page 1

   1. We understand, although it is not clear from your filing, that Mr. Chang is the only stockholder that has
approved, or will approve, Proposal 1. Given that the required vote to approve Proposal 1
is a majority of the outstanding shares of common stock of the company, that the
certificate of designations for your Series A Preferred Stock indicates your Series A Preferred
Stock has no voting rights, and your disclosure that Mr. Chang holds only 40.78% of
your common stock, please tell us how this proposal was approved and why the company is
not required to file a proxy statement on Schedule 14A. Please also revise your
disclosure to consistently refer to the "Majority Stockholder" in the singular form if Mr.
Chang is the only stockholder that has approved the proposal.
 Jason Chang
FirstName  LastNameJason Chang
Sunstock, Inc.
Comapany2,NameSunstock,
February    2021         Inc.
February
Page 2 2, 2021 Page 2
FirstName LastName
Executive Compensation, page 5

2. Given that you have opted to include Executive Compensation disclosure, please revise to include the required disclosure for your fiscal year 2020. See Items 402(m) through (r) of
         Regulation S-K.
Beneficial Ownership, page 8

3. Your tabular disclosure indicates that 400,000,000 shares of Series A Preferred Stock has been issued to Mr. Chang, but your footnote disclosure references 400,000,000 shares of common stock issuable upon the conversion of those shares of Series A Preferred Stock.
         Given the difference in voting power between the common stock and the Series A
         Preferred Stock, please clarify whether Mr. Chang has converted, or plans to convert, his shares of non-voting Series A Preferred Stock into shares of voting common stock prior to the date of the definitive information statement. As a related matter, please amend your disclosure to clearly disclose when, how many, and to whom preferred shares have been issued, considering that the disclosure in your 10-Q filed November 24, 2020 indicates that there are no issued and outstanding Preferred Shares, and your preliminary information statement indicates that there are 1,000,000,000 shares of Series A Preferred
         Stock issued and outstanding.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 if
you have any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Michael Littman